June 28, 2016

Mr. Robert F. Telewicz, Jr.

Branch Chief
Office of Real Estate and Commodities

United States Securities and Exchange Commission

Washington, DC 20549

Re:                             Comment Letter Dated June 20, 2016

Penn National Gaming, Inc.

Form 10-K for the year ended December 31, 2015

Filed on March 15, 2016

File No. 000-24206

Dear Mr. Telewicz:

We have received and reviewed the referenced comment letter.  We appreciate your efforts to assist our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings.

Our response to the Staff’s comment is contained below and keyed to the numbered comment in the comment letter.

In the following responses, except where indicated otherwise, the terms “we”, “our”, “Company” and “Penn” shall mean Penn National Gaming, Inc. and its consolidated subsidiaries.

Response to Comment

Form 10-K for the year ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Adjusted EBITDA, page 56

Comment No 1:

We note your disclosure that “Adjusted EBITDA is used by management as the primary measure of the Company’s operating performance.” and Adjusted EBITDA is “considered by many to be a better indicator of the Company’s operating results than net income (loss) per GAAP.” Please explain to us how your disclosure complies with Item 10(e)(1)(i)(A) of Regulation S-K which requires that your non-GAAP presentation provide equal or greater prominence to the mostly directly comparable financial measure calculated in accordance with GAAP.

Response:

In response to the foregoing staff comment, in our future filings, we plan to move our disclosure of adjusted EBITDA and related discussion of period over period changes to the end of our Results of Operations, immediately before the section on Liquidity and Capital Resources.  In addition, we plan to modify our previous disclosure with the changes identified below.

In addition to GAAP financial measures, adjusted EBITDA is used by management as ~~the primary~~ an important measure of the Company’s operating performance. We define adjusted EBITDA as earnings before interest, taxes, stock compensation, debt extinguishment charges, impairment charges, insurance recoveries and deductible charges, depreciation and amortization, changes in the estimated fair value of contingent purchase price to the previous owners of Plainridge Racecourse, gain or loss on disposal of assets, and other income or expenses. Adjusted EBITDA is also inclusive of results from discontinued operations, income or loss from unconsolidated affiliates, with our share of non-operating items (such as depreciation and amortization) added back for our joint venture in Kansas Entertainment. Adjusted EBITDA has economic substance because it is used by management as a performance measure to analyze the performance of our business, and is especially relevant in evaluating large, long lived casino projects because it provides a perspective on the current effects of operating decisions separated from the substantial non-operational depreciation charges and financing costs of such projects. We also present adjusted EBITDA because it is used by some investors and creditors as an indicator of the strength and performance of ongoing business operations, including our ability to service debt, fund capital expenditures, acquisitions and operations. These calculations are commonly used as a basis for investors, analysts and credit rating agencies to evaluate and compare operating performance and value companies within our industry. In addition, gaming companies have historically reported adjusted EBITDA as a supplement to financial measures in accordance with GAAP. In order to view the operations of their casinos on a more stand-alone basis, gaming companies, including us, have historically excluded from their adjusted EBITDA calculations certain corporate expenses that do not relate to the management of specific casino properties. However, adjusted EBITDA is not a measure of performance or liquidity calculated in accordance with GAAP. Adjusted EBITDA information is presented as a supplemental disclosure, as management believes that it is a widely used measure of performance in the gaming industry, is ~~the principal basis for~~ used in the valuation of gaming companies, and that it is considered by many to be a ~~better~~ key indicator of the Company’s operating results ~~than net income (loss) per GAAP~~. Management uses adjusted EBITDA as ~~the primary~~ an important measure of the operating performance of its segments, including the evaluation of operating personnel. Adjusted EBITDA should not be construed as an alternative to operating income, as an indicator of the Company’s operating performance, as an alternative to cash flows from operating activities, as a measure of liquidity, or as any other measure of performance determined in accordance with GAAP. The Company has significant uses of cash flows, including capital expenditures, interest payments, taxes and debt principal repayments, which are not reflected in adjusted EBITDA. It should also be noted that other gaming companies that report adjusted EBITDA information may calculate this metric in a different manner than the Company and therefore, comparability may be limited.

A reconciliation of the Company’s net income (loss) per GAAP to adjusted EBITDA, as well as the Company’s income (loss) from operations per GAAP to adjusted EBITDA, is included below. Additionally, a reconciliation of each segment’s income (loss) from operations to adjusted EBITDA is also included below. On a segment level, income (loss) from operations per GAAP, rather than net income (loss) per GAAP, is reconciled to adjusted EBITDA due to, among other things, the impracticability of allocating interest expense, interest income, income taxes and certain other items to the Company’s segments on a segment by segment basis. Management believes that this presentation is ~~more~~ meaningful to investors in evaluating the performance of the Company’s segments and is consistent with the reporting of other gaming companies.

The following table presents a reconciliation of the Company’s ~~(loss) income from continuing operations per GAAP to adjusted EBITDA, as well as the Company’s net (loss) income per~~ most directly comparable GAAP financial measures to adjusted EBITDA, for the years ended December 31, 2015, 2014 and 2013:

Year Ended December 31,	2015	2014	2013
	(in thousands)
Net (loss) income	$686	$(183,822)	$(581,252)
Income tax (benefit) provision	55,924	30,519	(33,580)
Other	(5,872)	(2,944)	(8,004)
Loss on early extinguishment of debt	—	—	61,660
Income from unconsolidated affiliates	(14,488)	(7,949)	(9,657)
Interest income	(11,531)	(3,730)	(1,387)
Interest expense	443,127	425,114	159,897
Income from discontinued operations, net of tax	—	—	(11,545)
(Loss) income from continuing operations	$467,846	$257,188	$(423,868)
Loss (gain) on disposal of assets	1,286	738	3,682
Insurance recoveries, net of deductible charges	—	(5,674)	108
Impairment losses	40,042	159,884	798,305
Charge for stock compensation	8,223	10,666	22,809
Plainridge contingent purchase price	(5,374)	689	—
Depreciation and amortization	259,461	266,742	303,404
Income from unconsolidated affiliates	14,488	7,949	9,657
Non-operating items for Kansas JV(1)	10,377	11,809	11,595
Adjusted EBITDA from discontinued operations	—	—	35,374
Adjusted EBITDA	$796,349	$709,991	$761,066

Please do not hesitate to call me at 610-401-2049 or our Corporate Controller, Andrew Ranalli at 610-401-2904 if you have any questions or comments regarding the foregoing.

Sincerely,

Penn National Gaming, Inc.

By:	/s/ Saul V. Reibstein

Saul V. Reibstein

Executive Vice President, Finance and Chief Financial Officer